Lemonade, Inc.

5 Crosby Street, 3rd Floor

New York, New York 10013

January 11, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jessica Livingston

Re:	Lemonade, Inc.

Registration Statement on Form S-1 (Registration No. 333-252017)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-252017) (the “Registration Statement”) of Lemonade, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 13, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc D. Jaffe at (212) 906-1281.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Marc Jaffe of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Lemonade, Inc.

By:	/s/ Daniel Schreiber
Name: Daniel Schreiber
Title: Chief Executive Officer

cc:	(via email)

Tim Bixby, Chief Financial Officer, Lemonade, Inc.

Dennis Monaghan, Esq., General Counsel, Lemonade, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Rachel W. Sheridan, Esq., Latham & Watkins LLP

Colin Diamond, Esq., White & Case LLP

Era Anagnosti, Esq., White & Case LLP